

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 4, 2016

Tsai Ko
Chief Executive Officer
Longbau Group, Inc.
No.100-11, Sec. 1, Zhongqing Rd.,
North Dist., Taichung City 404
Taiwan (R.O.C.)

> **Re: Longbau Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **File No. 333-194583**

Dear Mr. Ko:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Item 9A. Management's Report in Internal Control over Financial Reporting, page 16

1.   We note that you included management's assessment of the effectiveness of internal control over financial reporting; however, your report does not include a statement as to whether or not internal control over financial reporting is effective as required by Item 308 of Regulation S-K. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati at (202) 551-8199 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications